Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

News Release

Contact: Brad Cohen Public Relations Quantum Corp. (408) 944-4044 brad.cohen@quantum.com Jenny Lee Investor Relations Quantum Corp. (408) 944-4450 ir@quantum.com	For Release: July 19, 2006 1:05 p.m., PDT

QUANTUM ANNOUNCES IT WILL ADD TWO ADIC EXECUTIVES TO SENIOR MANAGEMENT TEAM AFTER ACQUISITION OF ADIC IS COMPLETED

SAN JOSE, Calif., July 19, 2006 – Quantum Corp. (NYSE:DSS), a global leader in storage, today announced that two executives of Advanced Digital Information Corporation (NASDAQ:ADIC) will join Quantum’s senior management team after the company completes its acquisition of ADIC, which is expected to occur by the end of August. Jon Gacek, CFO and executive vice president of Finance and Operations at ADIC, will serve as executive vice president and CFO of the combined company. Bill Britts, ADIC’s co-executive vice president, Products, Sales and Service, will become Quantum’s executive vice president, Sales, Marketing and Service, a newly created position. Both Gacek and Britts have played a critical role in ADIC’s overall success, including building a strong enterprise business.

“Quantum’s acquisition of ADIC is all about combining our complementary strengths in backup, recovery and archive to deliver greater value to customers and shareholders,” said Rick Belluzzo, chairman and CEO of Quantum. “With the addition of Jon and Bill to Quantum’s executive management team, we are bringing together a broad base of talent and experience from both companies that will enable us take full advantage of this combination and the increased opportunities ahead.”

Quantum Announces It Will Add Two ADIC Executives to Senior Management Team After Acquisition of ADIC Is Completed July 19, 2006, 1:05 p.m. PDT - Page 2

Gacek has served as CFO at ADIC since joining the company in 1999 and took on the additional role of leading Operations in 2004. Prior to ADIC, Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm’s Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Gacek serves on the boards of directors of Loud Technologies, Inc. and HouseValues, Inc.

Britts was named co-executive vice president, Products, Sales and Service at ADIC in February of this year. Prior to that, he served as executive vice president, Worldwide Sales and Marketing for eight years, as vice president, Sales and Marketing from 1995 to 1997 and as director of Marketing for a year. Before joining ADIC, Britts held a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

In addition to Belluzzo, Gacek and Britts, the combined company’s executive management team will include four current Quantum leaders in the same positions they now hold: Howard Matthews (president and COO), Andy Panayides (vice president, Corporate Development, Strategy and Integration), Shawn Hall (vice president and general counsel) and Barbara Barrett (vice president, Human Resources).

Gacek will succeed Ned Hayes, who will leave Quantum after the ADIC acquisition is completed. During his two years as executive vice president and CFO at Quantum, Hayes was instrumental in streamlining and strengthening the company’s financial systems and processes and resolving a number of legacy issues. He also played an important role in the company’s acquisition of Certance and decision to acquire ADIC.

“I want to thank Ned for his many contributions over the past two years in helping me to transition Quantum and enhance our competitiveness,” said Belluzzo.

About Quantum

Quantum Corp. (NYSE:DSS), a global leader in storage, delivers highly reliable backup, recovery and archive solutions that meet demanding requirements for data integrity and availability with superior price/performance and comprehensive service and support. Quantum offers customers of all sizes an unparalleled range of solutions, from leading tape drive and

Quantum Announces It Will Add Two ADIC Executives to Senior Management Team After Acquisition of ADIC Is Completed July 19, 2006, 1:05 p.m. PDT - Page 3

media technologies, autoloaders and libraries to disk-based backup systems. Quantum is the world’s largest volume supplier of tape automation, one of the leading providers of tape drives, and a pioneer in the development of disk-based systems optimized for backup and recovery. Quantum Corp., 1650 Technology Drive, Suite 700, San Jose, CA 95110, (408) 944-4000, www.quantum.com.

Additional Information and Where to Find It

Quantum has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ADIC plans to mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above.

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Quantum and the Quantum logo are trademarks of Quantum Corporation registered in the United States and other countries.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements: (i) regarding Quantum’s leadership team following the completion of its acquisition of ADIC, (ii) regarding the expected timing for closing the acquisition by the end of August, (iii) that the acquisition will allow Quantum to deliver greater value to customers and shareholders, and (iv) that the new leadership team will enable Quantum to take full advantage of the combination and the increased opportunities ahead. Such statements are just predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include the failure to: (1) receive approval from ADIC’s stockholders for the acquisition, (2) successfully integrate ADIC, its products and its employees into Quantum and achieve expected synergies, (3) compete successfully in the highly competitive and rapidly changing marketplace for backup, recovery, archive and other storage products and services, and (4) retain ADIC’s key employees. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from the forward-looking statements is included in Quantum’s and ADIC’s most recent filings with the Securities and Exchange Commission, including those risks and uncertainties listed in the section entitled “Risk Factors” on pages 21 to 24 in Quantum’s most recently filed Form S-4 filed with the SEC and those risks and uncertainties listed in the section entitled “Risk Factors” on pages 14 to 25 in Quantum’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 12, 2006. Quantum and ADIC undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.